AirJoule Technologies Corporation

34361 Innovation Drive
Ronan, Montana 59864

April 30, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	AirJoule Technologies Corporation
Registration Statement on Form S-1
Filed March 27, 2025
File No. 333-286145

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, AirJoule Technologies Corporation (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-286145) be accelerated by the Securities and Exchange Commission to 4:05 p.m., Eastern Time, on May 2, 2025 or as soon as practicable thereafter.

The Company requests that it be notified of such effectiveness by a telephone call to Ryan Maierson of Latham & Watkins LLP at (713) 546-7420 or to John Greer of Latham & Watkins LLP at (713) 546-7472 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Chad MacDonald
Name: Chad MacDonald
Title: Chief Legal Officer

cc:	Matthew B. Jore, Chief Executive Officer, AirJoule Technologies Corporation
Ryan Maierson, Latham & Watkins LLP
John Greer, Latham & Watkins LLP